555 Eleventh Street, N.W., Suite 1000 Washington, D.C. 20004-1304 Tel: +1.202.637.2200 Fax: +1.202.637.2201 www.lw.com FIRM / AFFILIATE OFFICES

January 13, 2009 VIA EDGAR CORRESPONDENCE Barbara Jacobs, Esq. Assistant Director	Abu Dhabi Barcelona Brussels Chicago Doha Dubai Frankfurt Hamburg Hong Kong London Los Angeles Madrid Milan Moscow	Munich New Jersey New York Northern Virginia Orange County Paris Rome San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

Office of Computers and On Line Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Mentor Graphics Corporation

Form 10-K for the fiscal year ended January 31, 2008, filed March 19, 2008

Form 10-K for the quarter ended October 31, 2008, filed December 5, 2008

Definitive Proxy Statement on Schedule 14A filed May 9, 2008

File No. 0-13442

Dear Ms. Jacobs:

On behalf of Mentor Graphics Corporation (the “Company”), we are responding to your letter dated December 30, 2008 with respect to the above-referenced filings. The Company expects that it will provide the Staff with the Company’s response to the Staff’s comment letter on or before February 20, 2009, which response will include drafts of the disclosure that the Company proposes to make in response to the Staff’s future comments concerning executive compensation.

If you have any questions or comments with regard to this response or other matters, please call the undersigned at (202) 637-2242.

Sincerely,

/s/ John J. Huber
John J. Huber of LATHAM & WATKINS LLP

cc:	Donna Levy, Esq., Staff Attorney

Dean Freed, Esq., General Counsel, Mentor Graphics Corporation